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                          [Simpson Thacher & Bartlett]

                                              April 6, 2001


              Re: Cohen & Steers Total Return Realty Fund, Inc. Registration Statement on Form N-14
                       (File No. 333-56510)

Keith O' Connell
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Dear Mr. O' Connell:

     In accordance with our discussion today, on behalf of Cohen & Steers Total Return Realty Fund, Inc. (the "Company") we hereby provide the following information in connection with the above referenced Registration Statement filed with the U.S. Securities and Exchanges Commission on April 2, 2001.

     As a third undertaking, the Company hereby agrees to file, by post-effective amendment, an opinion of counsel as to certain tax matters with respect to the Reorganization (as defined in the Agreement and Plan of Reorganization, dated March 30, 2001, between the Company and Cohen & Steers Realty Income Fund, Inc., which was previously filed with the Commission as a part of the above referenced Registration Statement) within a reasonable time after receipt of such opinion.

     This undertaking should be viewed as Undertaking No. 3 to Item 17 of Part C of the above referenced Registration Statement

     If you have any questions regarding the Registration Statement or any other matter, please do not hesitate to call me at 212-455-2204.


                                                              Very truly yours,
                                                              /s/ Michael Shim
                                                              Michael Shim

cc: Lawrence B. Stoller, Esq.